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Exhibit 99.7


         MIV THERAPEUTICS WELCOMES DR. ARUN CHOCKALINGAM SPECIAL ADVISOR
                       SCIENTIFIC & INTERNATIONAL AFFAIRS


VANCOUVER, Nov. 4 /PRNewswire-FirstCall/ -- MIV Therapeutics Inc. (MIVT:OTCBB & MIV1:FSE) is pleased to announce that Dr. Arun Chockalingam, BE, MS, PhD, FACC, FACEP has accepted our invitation to act as Special Advisor on Scientific & International Affairs.

Dr. Chockalingam is a Clinical Professor of Health Care and Epidemiology at the University of British Columbia in Vancouver, British Columbia. He holds degrees in Electronics Engineering, Biomedical Engineering and Medicine. He is an accomplished author, educator, lecturer and internationally recognized cardiovascular expert. Canada's two major television networks interviewed him regarding the "GLOBAL BURDEN OF HEART DISEASE" in July 2001. Dr. Chockalingam received the Dr. Harold N. Segall Award of Merit by The Canadian Cardiovascular Society for outstanding contribution to the progress of cardiovascular disease prevention in Canada. He received a Letter of Recognition from the Minister of Health, Alan Rock, for developing and producing the "Healthy Heart Kit", a Health Canada policy manual, aimed at professional and patient education and endorsed by the Canadian Medical Association. In recognition of his global contribution to cardiovascular health, the American College of Cardiology presented him with an honorary fellowship, (FACC) in March 2000.

Dr. Chockalingam has over 20 years of academia and governmental (senior policy adviser at Health Canada) experience and continues as a consultant to the World Health Organization, the Pan American Health Organization, the World Heart Federation, and a number of national cardiovascular organizations in many countries. In 1999, on behalf of the World Heart Federation he edited and published the book entitled "IMPENDING GLOBAL PANDEMIC OF CARDIOVASCULAR DISEASE
(CVD): CHALLENGES AND OPPORTUNITIES FOR PREVENTION AND CONTROL OF CVD IN DEVELOPING COUNTRIES AND ECONOMIES IN TRANSITION", which is now used by many countries as a policy document. He has authored or co-authored over 100 scientific/medical publications. Dr. Chockalingam has chaired and/or organized a number of national and international conferences on hypertension control, preventive cardiology, stroke prevention, and Heart Health and is Co-Chair of the Conference Organizing Committee for The 5th International Heart Health Conference to be held June 13-16, 2004 in Milan, Italy.

Alan Lindsay, President and CEO of MIVT, comments, "Dr. Chockalingam has collaborated on and conducted over 70 Phase III & IV cardiovascular clinical trials and has a passion for the growing global burden of cardiovascular disease. His understanding of the socio-medical needs of developing countries and his professional connections around the world are an invaluable resource for MIVT. We are honored that he has accepted this critical role at this important time in MIVT's growth curve".

Dr. Chockalingam adds, "MIVT's hydroxyapatite (HAp) biocompatible stent coatings would be an attractive alternative to the polymer based coatings currently being used to treat cardiovascular disease. MIVT's HAp nano-film passive coating should offer developing nations with limited access to cardiovascular interventions, a cost efficient treatment solution. The multi- layer coating is progressing through an R&D program and has shown promising results with respect to nano-porosity and drug encapsulation for drug-eluting stents (DES). I look forward to working closely with the MIVT team to make their unique technologies universally available".

TECHNOLOGICAL MILESTONES

MIVT recently announced significant milestones. The first was the success of an independent animal trial of its unique hydroxyapatite (HAp) stent coating. The trial, "THROMBOGENICITY ASSAY IN DOGS", conducted to evaluate any evidence of clotting in the blood stream, was performed by Toxikon Corporation in Bedford, Massachusetts under the direction of Dr. Chin Tay (PhD.) The trial was compliant with U.S. FDA 21 CFR, part 58 and Good Laboratory Practices regulations. Stainless steel and cobalt-chromium stents coated with MIVT's biocompatible HAp coating were both used in the study.


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Dr. Tay, Toxikon's Director of Toxicology, stated, "The animal trial performed at Toxikon evaluated the thrombogenicity of MIV Therapeutics' HAp coated stents in the blood stream. MIVT's HAp coated stents performed well, with minimal to no significant thrombosis, thus successfully meeting the scientific and regulatory requirements."

On Sept 24, MIVT announced the achievement of a critical milestone of its government assisted multi-layer drug-eluting coating program, "Functionally Gradient Calcium Phosphate Coatings for Stents". These included reproducibility of the coating, coating integrity and suitability for drug encapsulation for drug elution purposes.


ABOUT MIV THERAPEUTICS

MIV Therapeutics is developing a "NEXT GENERATION" line of advanced biocompatible stent coatings and therapeutics for stent-based drug-delivery systems. The Company has completed development of a line of proprietary coronary stents for use in angioplasty procedures and is in late-stage development of its HAp (hydroxyapatite) stent coating technology, licensed from the University of British Columbia. In addition, MIVT's manufacturing facility maintains a comprehensive QA (Quality Assurance) system which meets the guidelines of ISO 9001 (1994) and ISO 13485 (1996) requirements, complies with applicable FDA guidelines and applicable GMP requirements and is capable of private label manufacturing and out sourcing.